Exhibit A

Ceragon Networks Ltd.

On August 23, 2022, Ceragon Networks Ltd. (the “Company”) held its Extraordinary Meeting of Shareholders (the “Meeting”) at the request of Aviat Networks Inc. The Company’s white proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K/A on July 18, 2022 and is incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been rejected by the shareholders.